UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Marchex, Inc.

(Name of Issuer)

Class B common stock, par value $0.01 per share

(Title of Class of Securities)

56624R108

(CUSIP Number)

Kevin A. McGovern, Esq.

c/o Harbert Discovery Fund, LP

2100 Third Avenue North Suite 600

Birmingham, AL 35203

Telephone Number 205-987-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

_________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

IA, CO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Managerment Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,510,306

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

1,510,306

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,510,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSPIT No.  56624R108

Item 1.	Security and Issuer.

The name of the issuer is Marchex, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 520 Pike Street, Suite 2000, Seattle, Washington 98101, United States of America. This Schedule 13D relates to the Issuer's Class B common stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen and (vii) Raymond Harbert, a United States citizen (collectively the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	Kenan Lucas is the Managing Director and Portfolio Manager of the Fund GP, which serves as general partner of the Fund. Jack Bryant is a Senior Advisor to the Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $3,855,482.

Item 4.	Purpose of Transaction.

No changes to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2018.

Item 5.	Interest in Securities of the Issuer.

(a) - (e) As of the date hereof, HFA, HMC, Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 1,510,306 Shares, which constitutes 4.1% of the Shares, based upon 36,926,629* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,510,306 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,510,306 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at November 6, 2018, as reported in the Issuer's Form 10-Q, filed on November 11, 2018.

On January 23, 2019, each of the Reporting Persons ceased to beneficially own 5% of the shares outstanding. The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Schedule of Transactions in Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2019
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant *
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated January 30, 2019, relating to the Class B Common Stock, par value $0.01 per share of Marchex, Inc. shall be filed on behalf of the undersigned.

January 30, 2019
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
12/19/2018	Class B Common Stock, par value $0.01 per share	10,000	0	2.8188
1/11/2019	Class B Common Stock, par value $0.01 per share	0	20,000	3.3567
1/11/2019	Class B Common Stock, par value $0.01 per share	0	11,116	3.4000
1/14/2019	Class B Common Stock, par value $0.01 per share	0	12,932	3.4572
1/15/2019	Class B Common Stock, par value $0.01 per share	0	700	3.5129
1/18/2019	Class B Common Stock, par value $0.01 per share	0	8,260	3.5229
1/22/2019	Class B Common Stock, par value $0.01 per share	0	25,000	3.5393
1/22/2019	Class B Common Stock, par value $0.01 per share	0	25,000	3.5747
1/22/2019	Class B Common Stock, par value $0.01 per share	0	43,440	3.6368
1/23/2019	Class B Common Stock, par value $0.01 per share	0	25,000	3.6790
1/23/2019	Class B Common Stock, par value $0.01 per share	0	50,000	3.6835
1/23/2019	Class B Common Stock, par value $0.01 per share	0	30,000	3.6808
1/24/2019	Class B Common Stock, par value $0.01 per share	0	98,170	3.7670
1/25/2019	Class B Common Stock, par value $0.01 per share	0	30,000	3.8092
1/25/2019	Class B Common Stock, par value $0.01 per share	0	50,000	3.9215
1/28/2019	Class B Common Stock, par value $0.01 per share	0	26,425	3.9503
1/29/2019	Class B Common Stock, par value $0.01 per share	0	25,000	3.9672
1/30/2019	Class B Common Stock, par value $0.01 per share	0	3,997	4.0105